

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2018

<u>Via E-mail</u>
Tracey I. Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, CO 80202

>   **Re: Molson Coors Brewing Company**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed February 14, 2018**
>   **File No. 001-14829**

Dear Ms. Joubert:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2017</u>

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Note 4. Acquisitions and Investments, page 102</u>

1. We note you completed the acquisition of MillerCoors in October 2016 for $12 billion in cash, subject to a downward purchase price adjustment as described in the purchase agreement. You disclose that you settled the purchase price adjustment with ABI on January 21, 2018 for $330 million and since this settlement occurred after the finalization of purchase accounting, the settlement proceeds will be recorded as a gain within special items, net in your consolidated statement of operations for the three months ended March 31, 2018. Please tell us how you considered this downward purchase price adjustment as part of the consideration transferred and in your identification of assets acquired and liabilities assumed in the business combination under ASC 805-20-25. Please also provide the accounting literature that supports your recognition of the gain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining